SALES & MARKETING AGREEMENT

THIS SALES AND MARKETING Agreement (“Agreement”) is entered into this 11 day of June, 2010, by and between TORVEC-CHINA, LLC, a New York limited liability Company (hereinafter referred to as “Company”) and ACROSS CHINA (USA), INC., a New York corporation (hereinafter referred to as “Representative”).

RECITALS:

This Agreement is made in reference to the following, which

a. Torvec, Inc., a New York corporation (“Torvec”), is the legal owner of the Iso-Torque Technology (defined below) which is the basis of a cartridge-like gear complex for use in a “full-traction” differential” as described in US Patent No. 6,783,47 (the “Iso-Torque Patent”) and is developing a variety of products the (“Iso-Torque Products”) which embody such technology.

b. Torvec and others have formed the Company to represent the Torvec in the land area recognized by the United States as the People’s Republic of China (the “Territory”) to market and sell the Iso-Torque Products and to sublicense the Licensed Iso-Torque Technology (defined below ) in all fields of use (except for the defense and military markets).

c. In furtherance of the foregoing, Torvec and Company have, on even date herewith, entered into an Exclusive Marketing, Distribution and License Agreement (the “Marketing Agreement”) pursuant to which Torvec has granted Company the exclusive right to sell the Iso-Torque Products and sub-license the Iso-Torque Technology in the Territory in the Field of Use (defined below), subject to the terms, conditions and limitations set forth in the Marketing Agreement.

d. Representative has represented to Company and to Torvec, that it has expertise in the marketing and sales of automotive manufacturing components in the Territory. In reliance on such representation, Company desires to engage Representative to assist it in its efforts to market and sell Iso-Torque Products and to sublicense the Licensed Iso-Torque Technology in the Territory, on the terms and subject to the conditions and limitations set forth in the Marketing Agreement and this Agreement. Representative desires to provide such services, all in accordance with the terms, conditions and limitations of the Market Agreement and this Agreement.

e. As consideration for Representative entering into this Agreement and providing Company with its services as provided for herein, Company has issued to Representative and Representative has accepted a twenty percent (20%) membership interest in the Company. Representative is not entitled to any other or further compensation for its services under this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and in reliance upon the recitals set forth above and incorporated by reference herein, the parties hereby agree as follows:

1. Definitions. As used herein, the following capitalized terms or other capitalized terms defined elsewhere in this Agreement, will have the meanings ascribed thereto wherever used in this Agreement:

“Confidential Information” means any business, marketing, technical, scientific or other information disclosed by Company or Torvec to Representative of any kind which is non-public and confidential. Confidential information shall not include any information (a) which is or becomes part of the public domain other than as a result of the breach of the Grantee’s confidentiality obligations hereunder, (b) which is obtained from third parties who are not bound by confidentiality obligations to Company or (c) which is required to be disclosed by law, under compulsion of legal process. Confidential Information shall include IsoTorque Know-How.

“Effective Date” shall be June 11, 2010.

“Field of Use” means any commercial, non-military use which specially excludes any customer who combines the IsoTorque Products with other goods or uses the Licensed Iso-Torque Technology in connection with products that are sold or licensed to any branch of the military of any government located in the Territory.

“Company” has the meaning given thereto in the preamble to this Agreement.

“IsoTorque Know-How” means public and nonpublic technical or other information, trade secrets, know-how, processes, formulations, concepts, ideas, including special knowledge, skill and experience, as applied to the design or development of the Iso-Torque Products that is possessed by the Company.

“IsoTorque Manufacturing Rights” means the right to make, have made, or manufacture Iso-Torque Products in the Territory, to sub-license the Licensed IsoTorque Technology to make, have made or manufacture IsoTorque Products or import the IsoTorque Products into the Territory

“IsoTorque Patent” has the meaning given thereto in the recitals to this Agreement and includes any continuations, divisions, re-issues, re-examinations and extensions thereof and corresponding patents and applications in other countries..

“IsoTorque Products” has the meaning given thereto in the recitals to this Agreement.

“IsoTorque Technology” means (a) the Iso-Torque Patents, (b) the IsoTorque Know-How and (c) any Confidential Information relating to the “full-traction” differential” as described in the IsoTorque Patent or embodied in any of the IsoTorque Products.

“IsoTorque Trademarks” means all registered and unregistered trademarks, service marks, trade names, business names, brand names, product names and any other indicators of origin, whether registered or unregistered, belonging to Torvec which are used in connection with the IsoTorque Products or the IsoTorque Technology.

“Improvements” mean any improvement or enhancement to the Iso-Torque Patent, or any design changes, modifications, discoveries or developments related to the Iso-Torque Products.         .

“Licensed IsoTorque Technology” means all IsoTorque Technology owned or controlled by Company and/or Torvec as of the date hereof that may be used in the Territory in the Field of Use. “Owned or controlled” shall include Technology which Company or Torvec owns, or under which Company or Torvec is licensed and has the right to grant sub-licenses.

“Operating Agreement” means the Operating Agreement dated June 11, 2010 entered into by the Company and its members as the same may be amended from time to time.

“Parties” means both Company and Representative.

“Party” means singularly, Company or Representative.

“Representative” has the meaning given thereto in the preamble to this Agreement.

“Territory” has the meaning given thereto in the recitals to this Agreement.

2. Term, Termination and Membership Interest Repurchase.

(a) Unless sooner terminated as provided for in this Section 2, the initial term of this Agreement is one (1) year commencing on the Effective Date (collectively, the “Term”). Within 60 days of the last day of the Term, the Company may, upon written notice to Representative, extend the term of this Agreement for an additional one year period on the same terms and conditions set forth herein or as otherwise agreed by the Parties in writing, provided, however, that Company may change the rights granted hereby to be on a non-exclusive basis.

(b) Notwithstanding the foregoing or any provision herein to the contrary, Company may terminate this Agreement immediately upon written notice to Representative for “Cause,” which for purposes of this provision shall be defined as the occurrence of any of the following: (i) Representative’s fraud and/or misappropriation of Company property or assets, or (ii) Representative’s commission of a crime or act of moral turpitude including, without limitation, a violation of the Federal Corrupt Practices Act; or (iii) one or more acts or omissions of Representative that are adverse to the best interests of Company or Torvec, or which result in injury to the business reputation or financial condition of Company or Torvec, or (iv) Representative’s breach of any provision of this Agreement with continues for more than thirty (30) days after written notice of such breach from Company.

(c) Notwithstanding any provision herein to the contrary, this Agreement shall terminate immediately in the event the Company is dissolved.

(d) In the event of termination of this Agreement or the expiration of the Term:

(i) Representative shall immediately return to Company, or its designee, any inventory of IsoTorque Products or any samples or prototypes thereof in its possession or control; and

(ii) Representative immediately shall cease holding itself out as a representative for the Company and cease all related services hereunder.

(e) Company shall not be liable to Representative by reason of the termination of this Agreement, or the failure to renew this Agreement, and shall not have any obligation to compensate, indemnify or reimburse Representative, for any claims, liabilities or damages attributable to Representative’s loss of future profits, or losses attributable to any expenditure, investment or other commitment of Representative of any nature whatsoever (financial, employment or otherwise) incurred by Representative in connection with the performance of its services under this Agreement.

(f) Notwithstanding anything in this Agreement or the Operating Agreement to the contrary, if (i) Company terminates this Agreement for Cause (as defined above), or (ii) Representative terminates its engagement by Company or this Agreement for any reason, Company shall have the option to repurchase the entire membership interest in the Company then owned by Representative by written notice to Representative, and if exercised, Representative shall sell all of the membership interests in the Company then owned by Representative to the Company. Said option shall be exercised by written notice to the Representative within one hundred-eight (180) days after the date of the termination of this Agreement or Representative’s engagement. The repurchase price for the repurchase of Representative’s membership interest shall be the lesser of (i) Representatives undistributed capital account calculated as provided for in the Operating Agreement; (ii) the fair market value of Representative’s membership interest in the Company as determined under Section 13.2 of the Operating Agreement, and shall be paid in sixty (60) equal monthly principal installments, plus fixed annual interest at a rate equal to the midterm applicable federal rate as announced by the Internal Revenue Service and in effect on the Closing date, but in no event greater than the maximum rate allowed under law. The installments of principal and interest shall commence one month after the closing. Such repurchase and transfer of the Representative’s Membership Interest shall occur within sixty (60) days of the exercise of such option, or such other time as established by Company in its sole discretion.

3. Engagement to Sell, Market, and Manage Distribution with the Territory.

(a) Subject to the limitations set forth herein and in the Marketing Agreement, Company hereby engages Representative to promote, market and manage the sale and distribution of IsoTorque Products and the sub-licensing of Iso-Torque Technology in the Territory in the Field of Use. Representative hereby accepts such engagement and agrees to provided the services required of Representative herein.

(b) Representative shall not have any right, and shall refrain from selling Iso-Torque Products or sub-licensing Licensed Iso-Torque Technology outside of the Territory or outside the Field of Use within the Territory.

(c) Representative does not have the right or authority to accept orders to purchase Iso-Torque Products or grant sublicenses with respect to the Licensed Iso-Torque Technology, all of which must be approved and may be granted only by Company or Torvec in accordance with the terms of the Marketing Agreement and such other terms, conditions and consideration as are acceptable to Company and Torvec in their sole discretion.

4. Compensation.

(a) Representative acknowledges and agrees that it has been fully and adequately compensated for its entering into this Agreement and providing the services required of it hereunder by virtue its receipt and acceptance of a twenty percent (20%) membership interest in the Company. Representative acknowledges that it is not entitled to any further compensation for its services under this Agreement.

(b) Representative acknowledges that business of the Company is a speculative enterprise and that there is no certainty that Representative will receive any distributions as a member of the Company under the terms of the Membership Agreement. Representative acknowledges and agrees that no representations or warranties have been made to it with respect to any such distributions as an inducement for it to enter into this Agreement and provide services hereunder. Representative acknowledges that the mere potential to benefit from the success of the Company’s business as a member of the Company, is adequate consideration to Representative for its entering into this Agreement and providing the services required of it hereunder.

(c) All costs and expenses incurred by Representative in performing services under this Agreement shall be borne and paid for exclusively by Representative. In no event shall Representative be entitled to reimbursement from Company or Torvec for such costs and expenses unless agreed to in advance by Company and/or Torvec.

5. Provision of Services; Duties and Covenants of Representative.

(a) In furtherance of its obligations hereunder, Representative will provide the following services for the benefit of Company:

(i) except as authorized by Company, not to act in a way which will incur any liabilities to Company or Torvec, nor to pledge the credit of Company or Torvec;

(ii) to promote in the Territory in the Field of Use the sale of the IsoTorque Products and the sub-licensing of the Licensed IsoTorque Technology with all due care and diligence and to seek to improve Company and Torvec’s goodwill;

(iii) to comply with Company’s instructions from time to time concerning the promotion and sale in the Territory in the Field of Use of the Iso-Torque Products and the sublicensing of the IsoTorque Technology, and generally to carry out its services under this Agreement in such manner as is in the best to promote the interests of the Company;

(iv) upon request by Company, to allow Company to access its customers’ particulars where necessary for any verification or for internal business or for such other purpose which can promote and market the Iso-Torque Products and the Licensed Iso-Torque Technology;

(v) upon request by Company, to promptly inform Company of any feedback from its customers or any complaint with respect to Iso-Torque Products and the Licensed Iso-Torque Technology;

(vi) upon request by Company, to fully inform Company of its activities in the Territory concerning the promotion and efforts to sell the IsoTorque Products and/or sub-license the Licensed IsoTorque Technology;

(vii) upon request by Company, to fully and promptly inform Company of conditions and developments in the Territory for use of the IsoTorque Products or the sub-licensing of the Licensed IsoTorque Technology (whether advantageous or disadvantageous to Company);

(viii) to do nothing that would tend to discredit, injure the reputation of, or reflect adversely upon Company, the IsoTorque Products or the IsoTorque Technology;

(ix) to assist Company in developing marketing strategies, sales development and distribution and service chains with respect to the IsoTorque Products and the sub-licensing of IsoTorque Technology within the Territory and Field of Use;

(x) to the extent requested by Company, to record, process and track all orders for IsoTorque Products in the Territory including coordination of inventory warehousing, packaging, freight, and returns;

(xi) to provide Company with inventory forecasts on a regular basis and as requested by Company;

(xii) to render general assistance, advice and counsel to the Company in all matters related to or ancillary to the above.

(b) Representative shall use its best efforts in performing its services hereunder, which shall be of the highest quality of service. Representative further agrees to devote such time, and to maintain adequate sales staff, as may be reasonable and necessary to accomplish the foregoing services in a timely manner. Company understands and acknowledges that Representative will be rendering other services to other entities during the term of this Agreement. Representative shall be responsible for all acts and omissions of its brokers and employees (including a breach of any of the terms or conditions of this Agreement) and shall be free to negotiate its own compensation terms between itself and its brokers and employees; provided, however, Representative shall have a written agreement with each of the brokers and employees and such agreement shall not modify the terms and conditions of or obligations of Representative under this Agreement and shall protect the Iso-Torque Technology, and Iso-Torque Trademarks and Confidential Information to the same degree as set forth herein and include such other terms and conditions no less protective of Company than the provisions of this Agreement.

(c) All orders for sales of the Iso-Torque Products shall be effective only upon acceptance of the order by Company as set forth in Section 6 below. All orders, fulfillment of orders accepted by Company, and billing for such orders shall be handled by Representative. Company shall handle all order approvals, credit approvals and collections. Representative shall not have authority to make any credit approvals or collections on behalf of the accounts of the Company.

(d) Except as provided in this Agreement, neither Representative nor any of its members, managers, employees, brokers or other agents shall assume, create or enter into any obligation, agreement or commitment on behalf of Company without Company’s prior written consent.

(e) Except as provided in this Agreement or as expressly authorized by Company, Representative shall not make any representations or warranties of any kind to any third party with respect to the IsoTorque Products, Iso-Torque Technology or Iso-Torque Manufacturing Rights.

(f) Representative shall comply with all applicable federal, state and local laws, rules, regulations and ordinances of any kind.

(g) All advertising and documentation relating to the Iso-Torque Products, Iso-Torque Technology and IsoTorque Trademarks shall be subject to Company’s advance review and reasonable approval.

6. Sale Price of Products.

(a) The Company shall determine all prices and terms of sale for IsoTorque Products and the terms for licensing Licensed IsoTorque Technology.

(b) Any purchase order obtained by Representative for the sale of Iso-Torque Products shall not be binding on Company or Torvec unless be approved, in writing, by Company in its discretion.

7. License to use Marks.

(a) Subject to Company’s prior written approval of the form and manner of such use, Company grants to Representative a limited license to use and reproduce, solely in furtherance of the services to be provided by Representative hereunder, the Licensed Iso-Torque Trademarks.

(b) Representative acknowledges that it does not own any right or title in the Licensed Iso-Torque Trademarks, the Iso-Torque Products, or any intellectual property rights granted by law or statute to and/or embodied in the IsoTorque Products, and nothing herein grants nor otherwise transfers any rights of ownership therein to Representative.

(c) For the protection of Company’s goodwill and the goodwill of the IsoTorque Products or IsoTorque Technology, Representative agrees to take all steps as Company may reasonably request to assist Company in maintaining the validity and enforceability of the IsoTorque Technology and the IsoTorque Trademarks.

(d) All uses of the Iso-Torque Trademarks and IsoTorque Technology shall inure solely to the benefit of Company and Torvec. Representative acknowledges and agrees that all goodwill created or otherwise associated with the marketing, distribution and support of the IsoTorque Products and licensing of the IsoTorque Technology in the Territory shall accrue directly to the benefit of Company and Torvec.

(e) Representative shall advise Company promptly upon its becoming aware of any infringement by a third party of any Iso-Torque Trademark or Iso-Torque Technology, and will reasonably cooperate with attempts to restrain such infringement, at Company’s expense.

(f) Representative shall use commercially reasonable efforts to protect the goodwill and value of the IsoTorque Tradename and IsoTorque Technology.

8. Expenses. Representative shall be exclusively responsible for and shall pay all expenses incurred in connection with its provision of services hereunder and shall indemnify and hold Company and Torvec harmless from any liability thereon.

9. Performance Representative shall maintain its own schedule and shall determine in its sole discretion the manner of performance and the amount of time to devote to the provision of the services required to be provided by Representative herein.

10. Status as Independent Contractor. The Parties do not intend to enter into nor in any way construe this Agreement to create an agency, employer/employee, partnership or any other relationship between them other than that of independent contractor. Except as expressly set forth herein, Company reserves no control or direction over the manner and means by which Representative conducts and performs the services provided pursuant to this Agreement. The hours of work, manner and method used by Representative in accomplishing the services undertaken by Representative pursuant to this Agreement are to be determined solely by Representative. Representative shall not be eligible for any benefits payable to employees of Company.

11. Confidentiality.

(a) Representative acknowledges that all Confidential Information is the exclusive property of Company or Torvec and that nothing in this Agreement grants Representative any ownership rights in, or license to use, any of the Confidential Information without Company’s prior written approval. Representative agrees to: (i) not to make any use whatsoever of and Confidential Information except as otherwise required by this Agreement in furtherance of providing its services hereunder, (ii) not to reveal any Confidential Information to third parties, (iii) to keep all Confidential Information strictly secret and confidential and to prevent unauthorized use or reproduction of all written Confidential Information by causing it to be plainly marked as secret and confidential, and (iv) to return all written materials containing any Confidential Information, or otherwise provided by Company, to the Company upon request by Company. Confidential Information shall include any and all forms of information, whether or not designated or marked “confidential”, derived from any and all sources, including without limitation, meeting notes, information from correspondence, analyzed data, computer printouts, programs, flow charts, graphs or graphic materials.

(b) Representative confirms, acknowledges and agrees that any and all tangible and intangible records, tapes, notes, pictures, video tapes, printouts and documents which it may use, create, utilize or possess during the Term, including but not limited to those written, produced or created by Representative, are the sole and exclusive property of the Company and may not be duplicated for Representative’s own benefit without the express written consent of the Company. All such items in Representative’s possession or control will be immediately delivered to the Company upon request and if not earlier requested, upon the termination of this Agreement.

12. Remedies. In the event of a breach or threatened breach of any provision of this

Agreement by Representative, remedies at law may be inadequate to the Company and Company shall be entitled to equitable relief against Representative, including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies (including damages) available to Company at law or in equity.

13. Representations and Warranties. Representative represents and warrants to

Company that (i) Representative has full power and authority to enter into this Agreement and perform the obligations contemplated by this Agreement, and (ii) Representative is not subject to any agreement, restrictions or prohibitions which would prevent Representative from fully and completely carrying out its duties and obligations hereunder.

14. Assignment. This Agreement may not be assigned by Representative in whole or in part without the prior written consent of Company. This Agreement may be assigned by the Company, in its sole discretion, to any subsidiary or affiliate of the Company or to any successor of the Company either by merger or acquisition of substantially all of the assets or the business of the Company as a going concern.

15.	Indemnity. Representative for itself and its successors and assigns hereby agrees to indemnify Company and its members (other than Representative) and agrees to and shall hold Company and its members harmless of, from and against, and agrees to and shall pay on demand, any and all claims, costs, damages, demands, expenses, payments, charges, fees, executions, suits, sums of money, unreimbursed tariffs, repayments, penalties, reimbursements and judgments whatsoever, including without limitation court costs and attorneys’ fees, whether known or unknown or suspected or unsuspected, for, upon or by reason of any manner, cause or thing whatsoever in any way or to any extent directly or indirectly arising from or out of, related to, as a consequence of, or connected with this Agreement (including, without limitation, a breach by Representative or any broker or employee engaged by Representative of any terms, conditions or representation herein) and/or the provision of services by Representative or any broker or employee engaged by Representative.

16.	Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, the other provisions hereof shall not be affected thereby but shall remain in full force and effect. Furthermore, if any of the restrictions regarding post-termination activities is found to be unreasonable or invalid, the court before which the matter is pending shall enforce the restriction to the maximum extent it deems to be valid and enforceable. Such restrictions shall be considered divisible both as to time and as to geographical scope.

17.	Construction Whenever applicable in this Agreement, the singular and the plural,

and the masculine, feminine and neuter shall be freely interchangeable, as the context requires. The Section headings or titles shall not in any way control the construction of the language herein, such headings or titles having been inserted solely for the purpose of simplified reference. Words such as “herein”, “hereof”, “hereinafter”, “hereby”, and “hereinabove” when used in this Agreement refer to this Agreement as a whole, unless otherwise required by the context. The Recitals constitute an integral part of this Agreement and are fully incorporated herein. All Section and subsection references set forth herein refer to the corresponding Sections and subsections of this Agreement.

18.	Miscellaneous.

(a) This Agreement represents the binding obligation of the Parties, their heirs, successors and/or assigns, and constitutes the entire Agreement between the Parties with respect to the subject matter hereof and supersedes any other verbal or written agreements or understandings of any kind between the parties.

(b) Notices required herein shall be considered effective when delivered in person or two (2) business days after being sent by United States certified mail, postage prepaid, return receipt request and addressed to:

Company:	Torvec-China, LLC 1999 Mt. Read Blvd. Bldg. #3 Rochester, New York 14615 Attention: Dick Sullivan, Esq.
Representative:	Across China (USA), Inc. 18 Jackson Road Ext. Penfield, New York 14526 Attention:

or to such other address, and to the attention of such other person(s) or officer(s), as either party may designate by written notice to the other pursuant to this Section 18(b).

c. This Agreement has been executed and delivered in, and shall be interpreted, construed and enforced pursuant to and in accordance with the laws of the State of New York without reference to conflicts of law principles.

d. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

e. The section titles and other headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

f. Company and Representative agree that any legal action arising out of this Agreement or the transactions contemplated herein shall be brought only in the state or federal courts with jurisdiction in Rochester, New York, and both parties hereby submit to the personal jurisdiction of said courts.

g. This Agreement may be executed in counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties execute this Agreement as of date first above written.

Company:		TORVEC-CHINA, LLC
	by:	Torvec, Inc., Manager
by:s/ Gary Siconolfi name:Gary Siconolfi

title:Manager

Representative:		ACROSS CHINA (USA), INC.
	by:	s/ Zheng Zhou

	name:	Zheng Zhou

	title:	Member